SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

RELEVANT SHAREHOLDING ACQUISITION

São Paulo, September 9, 2019 – BRASKEM S.A. (B3: BRKM3, BRKM5 e BRKM6; OTC: BRKMY; LATIBEX: XBRK) (“Company”), pursuant to article 12 of CVM Instruction No. 358/02, hereby announces to its shareholders and the market that, on September 6, 2019, it has received a notice from BlackRock, Inc., a non-resident investor, with principal place of business at 55 East 52nd Street, City of New York, State of New York 10022-0002, United States of America, legally represented by Citibank Distribuidora de Títulos e Valores Mobiliários S.A., enrolled with CNPJ/ME under No. 33.868.597/0001-40, JP Morgan S.A., enrolled with CNPJ/ME under No. 33.851.205/0001-30, and HSBC Bank Brasil S.A., enrolled with CNPJ/ME under No. 01.701.201/0001-89, informing that acquired preferred shares class A issued by the Company, being that, on September 4, 2019, its participation reached, in an aggregate basis, 17,411,659 class A preferred shares, representing 5.04% of the total amount of class A preferred shares issued by the Company, and 1,212,230 derivative financial instruments referenced in class A preferred shares with financial settlement, representing approximately 0.35% of the total amount of class A preferred shares issued by the Company.

BlackRock, Inc. also announced that the participation above mentioned is held strictly for investment purposes, and it is not aimed at changing the control or the administrative structure of the Company.

The correspondence received from BlackRock, Inc. is attached to this notice.

For more information, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

Free Translation from the Original Portuguese Version

BRASKEM S.A.

Rua Lemos Monteiro, 120, 24° andar

CEP: 05501-050

São Paulo, SP, Brazil

Attn: Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

Phone: 55 (11) 3576-9531

Fax.: 55 (11) 3576-9532

Email: braskem-ri@braskem.com.br

September 6, 2019

BRASKEM S.A. - Disclosure of Relevant Ownership Interest Acquisition

Dear Sirs,

1        BlackRock, Inc. (“BlackRock”) hereby informs, on behalf of some of its clients, as investments administrator, that it has acquired Class A preferred shares issued by Braskem S.A. (“Company”), and that on September 4, 2019 its participation has reached a total of 17,411,659 class A preferred shares, representative of approximately 5.04% of the total number of class A preferred shares issued by the Company, and 1,212,230 derivative financial instruments referenced in class A preferred shares with financial settlement, representative of approximately 0.35% of the total number of class A preferred shares issued by the Company.

2        In order to comply with the provisions of Article 12 of Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 358, of January 3, 2002, as amended, BlackRock, hereby, requests to the Company’s Investor Relations Officer the disclosure of the following information to CVM and other relevant bodies:

(i)      BlackRock has its principal place of business registered at 55 East 52nd Street, in the City of New York, State of New York 10022-0002, United States of America;

(ii)     the participation held by BlackRock has reached, in an aggregate basis, 17,411,659 class A preferred shares, representative of approximately 5.04% of the total number of class A preferred shares issued by the Company, and 1,212,230 derivative financial instruments referenced in class A preferred shares with financial settlement, representative of approximately 0.35% of the total number of class A preferred shares issued by the Company, as specified in item 1 above;

(iii)    the ownership interest mentioned above is held strictly for investment purposes, and it is not aimed at changing the corporate control or the administrative structure of the Company; and

(iv)    BlackRock has not executed any agreements or contracts governing the exercise of voting rights or the purchase and sale of Securities issued by the Company.

3        We remain at your disposal for further clarifications or comments that you consider as required on this subject matter.

Very truly yours,

[signature]

BlackRock, Inc.

By proxy Renata Cardoso

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.